Exhibit 99.125

ImmunoPrecise Antibodies Ranked Number 240 Fastest-Growing Company in North America on Deloitte’s 2020 Technology Fast 500™

VICTORIA, BC, Nov. 25, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSXV: IPA) (OTCQB: IPATF) (FSE: TQB2), a leader in full-service, therapeutic antibody discovery and development, today announced it ranked 240 on Deloitte’s Technology Fast 500™, a ranking of the 500 fastest-growing technology, media, telecommunications, life sciences and energy tech companies in North America now in its 26th year. ImmunoPrecise grew 475% during this period.

ImmunoPrecise’s chief executive officer, Dr. Jennifer Bath, credits the onboarding of new clients and larger contract sizes with the company’s 475 percent revenue growth. “We continue to rapidly grow our customer base”, stated Dr. Bath. “With hundreds of clients, including well over half of the world’s top 20 pharma, many continue to expand both the number of programs outsourced to IPA as well as the scope of each program, selecting from a diverse set of powerful discovery technologies.”

“For more than 25 years, we’ve been honoring companies that define the cutting edge and this year’s Technology Fast 500 list is proof positive that technology — from software and digital media platforms, to biotech — truly does permeate so many facets of our lives,” said Paul Silverglate, vice chairman, Deloitte LLP and U.S. technology sector leader. “We congratulate this year’s winners, especially during a time when innovation is needed more than ever to address the monumental challenges posed by the pandemic.”

“Each year the Technology Fast 500 listing validates how important technology innovation is to our daily lives. It was interesting to see this year that while software companies continued to dominate, biotech companies rose to the top of the winners list for the first time, demonstrating that new categories of innovation are accelerating in the pursuit of making life easier, safer and more productive,” said Mohana Dissanayake, partner, Deloitte & Touche LLP, and industry leader for technology, media and telecommunications, within Deloitte’s audit and assurance practice. “We extend sincere congratulations to these well-deserved winners — who all embody a spirit of curiosity, and a never-ending commitment to making technology advancements possible.”

Overall, 2020 Technology Fast 500™ companies achieved revenue growth ranging from 175% to 106,508% from 2016 to 2019, with median growth of 450%.

About Deloitte’s 2020 Technology Fast 500™

Now in its 26th year, Deloitte’s Technology Fast 500 provides a ranking of the fastest-growing technology, media, telecommunications, life sciences and energy tech companies — both public and private — in North America. Technology Fast 500 award winners are selected based on percentage fiscal year revenue growth from 2016 to 2019.

In order to be eligible for Technology Fast 500 recognition, companies must own proprietary intellectual property or technology that is sold to customers in products that contribute to a majority of the company’s operating revenues. Companies must have base-year operating revenues of at least $US50,000, and current-year operating revenues of at least $US5 million. Additionally, companies must be in business for a minimum of four years and be headquartered within North America.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. ImmunoPrecise’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend”, “should” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended July 31st, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. SOURCE ImmunoPrecise Antibodies

SOURCE ImmunoPrecise Antibodies Ltd.

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For further information: For investor relations please contact: Frédéric Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada.

CO: ImmunoPrecise Antibodies Ltd.

CNW 13:46e 25-NOV-20